Energy Fuels Obtains Final Approval for its Hank ISR Uranium
Project

July 21, 2015

Lakewood, Colorado – Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels” or the “Company”) is pleased to announce that the U.S. Bureau of Land Management (“BLM”) has issued a Final Environmental Assessment (“EA”) and granted its final approval for the Plan of Operations of the Company’s 100% owned Hank Unit, an in situ recovery (“ISR”) uranium project located in Wyoming’s Powder River Basin. The U.S. Nuclear Regulatory Commission (“NRC”) and the Wyoming Department of Environmental Quality (“DEQ”) previously granted their approvals for the project in July 2011 and December 2010, respectively. The issuance of the EA and the approval of the Plan of Operations was the final major regulatory approval required for the Hank Unit.

This approval allows the Company to proceed with the development of mining facilities and related infrastructure at the Hank Unit, in the future as market conditions warrant. The Company is currently producing uranium from its 100% owned Nichols Ranch ISR Project, also located in Wyoming’s Powder River Basin. The Hank Unit is licensed to be developed in the future as a satellite operation to the Nichols Ranch Processing Plant. The Company also continues to evaluate other production options, such as connecting the Hank Unit to the Nichols Ranch ISR Project via a pipeline, depending on market, permitting, and operational considerations.

Stephen P. Antony, President and CEO of Energy Fuels stated: “Final approval of the Hank ISR Uranium Project is a major achievement for Energy Fuels, as we continue to build more short-term scalability and optionality into our portfolio which can be brought into production as uranium market conditions improve. Indeed, this is the second major regulatory approval received by Energy Fuels in less than a week, as on July 16, 2015 we announced the receipt of the mine permit for our Sheep Mountain Project. I am extremely proud of our environmental permitting team and the track record of success they are building. I believe they are second-to-none in the U.S. uranium industry today.”

About Energy Fuels

Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the Company’s ability to meet conditions of approval for each of the three major regulatory approvals for the Hank Project, the Hank Project being developed as a satellite operation to Nichols Ranch, the Company’s ability to place the Hank Project into production in the future as market conditions warrant, the Company’s track record of permitting success, the Company’s building a portfolio of short-term scalability and optionality, the Company’s ability to increase uranium production in the future, and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the Company’s ability to meet conditions of approval for each of the three major regulatory approvals for the Hank Project, the Hank Project being developed as a satellite operation to Nichols Ranch, the Company’s ability to place the Hank Project into production in the future as market conditions warrant, the Company’s track record of permitting success, the Company’s building a portfolio of short-term scalability and optionality, the Company’s ability to increase uranium production in the future, and other risk factors as described in Energy Fuels’ and Uranerz’ most recent annual information form and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com